04002238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VE 3-3-04

SEC MAIL PROCESSING RECEIVED FEB 2 0 2004 WASH. D.C. 181 SECTION

AM 2/27/2004

OMB APPROVAL
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SEC FILE NUMBER
8-26260

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
M. Amarico, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 Limekiln Road
(No. and Street)

West Redding | Connecticut | 06896
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Amari (203) 938-3530
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gargan James M.
(Name — if individual, state last, first, middle name)

105 Mill Plain Road, Danbury, Connecticut 06811
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL AMARI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. AMARICO, INC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Coretta Baylor 2-16-04

Notary Public

comm expires 9-30-05

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES M. GARGAN, C.P.A.

105 Mill Plain Road
2nd Floor
Danbury, Connecticut 06811

(203) 744-2200
(203) 744-0715
Fax (203) 744-0716

To The Board of Directors
M. Amarico, Inc.

I have examined the financial statements of M. Amarico, Inc. for the period ended December 31, 2003, and have issued my report thereon dated February 13, 2004. As part of my examination, I made a study and evaluation of the system as required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (A) (11). Since the corporation claims exemption from compliance with Rule 15C3-3, I satisfied myself that all transactions were cleared through U.S. Clearing Corp. and no information came to my attention that the Corporation did not comply with this requirement. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing,and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal auditing control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. However, for the purpose of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments

JAMES M. GARGAN, C.P.A.

105 Mill Plain Road
2nd Floor
Danbury, Connecticut 06811

(203) 744-2200
(203) 744-0715
Fax (203) 744-0716

To The Shareholder of
M. Amarico, Inc.

I have examined the statement of financial condition of M. Amarico, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. My examination was made in accordance with generally accepted auditing standards and accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of M. Amarico, Inc. as of December 31, 2003, and the results of its operations and changes in financial position for the year then ended in conformity with generally accepted accounting principles.

My examination included the supplementary schedules 1-4 and in my opinion, they represent fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

James M Gargan CPA

Danbury, Connecticut
February 13, 2004

M. Amarico, Inc.
Statement of Financial Condition
As of December 31, 2003

Exhibit A

Assets

Current Assets		
Cash and Cash Equivalents	$27,203	
Accounts Receivable	6,039	
Interest Receivable	1,750	
Securities Owned at Market Value (Cost $64,661)	95,930	
Prepaid Expenses & Deposits	557	
Total Current Assets		**$131,479**
Fixed Assets		
Automobiles	41,533	
Furniture, Fixtures & Office Equip.	29,036	
Total	$70,569	
Less: Accumulated Depreciation	54,863	
Net Fixed Assets		$15,706
Other Assets		
Cash Surrender Value Life Insurance		47,131
Total Assets		**$194,316**

Liabilities and Stockholder's Equity

Liabilities	
Accounts Payable, Accrued Expenses and Taxes Payable (Schedule A-1)	$2,318
Loan Payable	24,410
Shareholder's Loan	15,118
Total Liabilities	$41,846
Commitments and Contingent Liabilities (Note 8)	
Stockholders' Equity	
Capital Stock Issued (Note 2)	$ 50,000
Retained Earnings - Exhibit C	102,470
Total Stockholders' Equity (Exhibit D)	$152,470
Total Liabilities and Stockholders' Equity	$194,316

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Accrued Expenses and Taxes Payable
As of December 31, 2003

Accounts Payable		$ 0
Accrued Expenses and Payroll Taxes		2,268
Accrued Income Taxes		50
	Total	$ 2,318

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Income
For the Calendar Year 2003

Commissions etc.	$119,601	
Profits (Loss) on Firm Trading Accounts	4,822	
Unrealized Gain (Loss) on Securities Held	13,884	
Interest and Dividends	3,758	
Total Revenue		**$142,065**
Expenses		
Officer's Salary	$ 19,100	
Salary Expense	12,240	
Clearing Broker	64,120	
Payroll Taxes & Employee Benefits (Note 3)	17,799	
Telephone	3,374	
Insurance	6,725	
Membership Dues & Subscriptions	1,925	
Automobile Lease & Expenses	749	
Office Supplies & Expense	2,718	
Utilities & Other Occupancy	3,857	
Material & Repair Expense	2,774	
Professional Fee	5,110	
NASD & Other Regulatory Expenses	1,495	
Gifts	1,225	
Travel & Entertainment	2,846	
Quote Service	3,750	
Postage	2,254	
Interest Expense	1,799	
General & Miscellaneous Expenses	315	
Total Expenses		**$154,175**
Profit (Loss) Before Depreciation and Taxes		(12,110)
Less: Depreciation (Note 5)		6,587
Income (Loss) Before Taxes		$(18,697)
Changes in Income Taxes (Note 6)		972
Net Income (Loss)		**$ (19,669)**

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Retained Earnings
For the Calendar Year 2003

Exhibit C

Balance - Beginning of Year	$118,562	
Add: Net Income Per Exhibit B	(19,669)	
Cash Surrender Value Life Insurance	3,577	
Balance - End of Year		$102,470

Statement of Changes in Stockholders' Equity

Exhibit D

Balance - Beginning of Year	$168,562	
Add: Net Income (Loss) Per Exhibit B	(19,669)	
Cash Surrender Value of Life Insurance	3,577	
Balance - End of Year		$152,470

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Cash Flows
For the Calendar Year 2003

Exhibit E

Sources (Uses) of Cash		
From Operations		
Net Income (Loss)	$ (19,669)	
Depreciation	6,587	
Cash (Uses) of Cash from Operating Activities		$(13,082)
Changes in Assets and Liabilities		
Accounts Receivable	$ (2,422)	
Cash Surrender Value	1,638	
Accrued Expenses and Taxes	518	
Bank Loan	(8,796)	
Shareholder's Loan	12,618	
Accrued Income Taxes	42	
Net (Uses) of Cash from Operating Activities		$ 3,598
Cash Flow From Investing and Financing Activities		
Purchase of Trade Securities	$(17,700)	
Purchase of Fixed Assets	(2,800)	
Increase in Securities Value	(13,885)	
Net (User) of Cash from Investing and Financing		$ (34,385)
Net (Decrease) in Cash		$(43,869)
Cash Beginning of Year		71,072
Cash End of Year		$27,203
Cash Paid During the Year for Income Taxes		$ 640
Cash Paid During the Year for Interest		$ 1,799

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Net Captial
As of December 31, 2003

Schedule 1

Total Stockholder's Equity Per Exhibit A		$152,470
Less: Non Allowable Assets		
Prepaid Expenses & Deposits	$ 557	
Net Fixed Assets	15,706	$ 16,263
Net Capital Before Haircuts on Securities Position		$136,207
Less: Haircuts on Securities Position	$ 5,990	
US Treasury Obligations	1,680	
		$ 7,670
Net Capital		$128,537

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Aggregate Indebtness and
Percentage of Aggregate Indebtness to Net Capital
As of December 31, 2003

Aggregate Indebtness Liabilities	
Accounts Payable	$ 0
Accrued Expenses and Taxes Payable	2,268
Advanced Income Taxes	50
Loans Payable	24,410
Total	$ 26,728
Percentage of Aggregate Indebtness to Net Capital	.21 to 1

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation for Determination of Requirements
Pursuant to Rule 15C3-4

Schedule 2

Not Applicable*

Information Relating to the Possession or Control
Pursuant to Rule 15C3-3
December 31, 2003

Schedule 3

Not Applicable*

* The above schedules numbered 2 and 3 are not applicable since the corporation claims an exemption from Rule 15C3-3 on the grounds that all customer transactions are cleared though U.S. Clearing Corp. on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Reconciliation of Net Capital Computation
As of December 31, 2003

Schedule 4

Net Capital Per Form X-17A-5 (Unaudited Focus Report Filed by Corporation	$ 128,577
Net Capital Per Schedule 1	128,537
Difference Decrease	$ (40)
The Above difference is Reconciled as Follows-	
Increase Cash	290
Decrease in Prepaid Income Tax	220
Increase in Net Fixed Assets	(799)
Increase in State Income Taxes	(41)
Increase in Shareholders Loan	290
Total Difference	$ (40)

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Note to Financial Statements
December 31, 3

Note 1 - Nature of Corporation's Business

The corporation conducts a retail stock brokerage business with its offices at 96 Limekiln Road, West Redding, CT. All customer transactions are fully disclosed through U.S. Clearing Corp. The agreement with U.S. Clearing is for M. Amarico, Inc. to deposit $50,000 in a Good Faith Account at U. S. Clearing Corp.

Note 2 - Capital Stock Issued

The corporation was incorporated in the state of Delaware on January 14, 1981. Subsequent to that date, Mr. Michael Amari purchased 100% of the capital stock in the Corporation for the sum of $50,000.

Note 3 - Payroll Taxes and Employee Benefits

Contributions to the M. Amarico Pension Plan were not made in 2003 because the plan reached the Full funding Limitation under the rules of 1987 O.S.R.A. regulations. Pension accrual was reduced to reflect the Full Funding of the plan. The remaining pension provision on Amarico's books reflect an accrual of possible contribution for 2003 since actuarial reports are not finalized as of this audit date.

Note 4 - Insurance

The corporation has secured a Stockholders' Blanket Insurance Policy from Hartford Fire Insurance Co. for the term of one year commencing June 25, 2003 through June 25, 2004. The policy has a limit of $60,000 and is subject to a loss deductible clause of $5,000 per loss The premium applicable to the year 2003 is reflected in Insurance Expense on Exhibit B. The corporation is a member of the Securities Investors Protection Corp. Assessments paid to same, are included in Insurance Expense on Exhibit B.

Note 5 - Depreciation

Included herein is the sum of $6,587 for depreciation on equipment, vehicles, and is calculated under the Straight Line Method of Depreciation.

Note 6 - Income Taxes

Income taxes consists of the following:

Current		
	Federal	$ 0
	State & Local	972
		$ 972
Deferred		
	Federal	0
	State	0
		$ 0

Deferred taxes are provided due principally to unrealized appreciation of securities. Reduction in deferred taxes is a result of recognized income from sale of securities. Deferred taxes are accrued due to timing differences and book to tax accounting for depreciation. There was no accrual for deferred taxes in 2003 since the amount was immaterial and results reflect a net loss to operations.

Note 7 - Net Income (Loss)

The Loss of $(19,669) is arrived at after including net unrealized profit and losses from securities. Unrealized Gain on securities was $13,884. The salaries, paid to non officers, for 2003 were $12,240.

Note 8 - Commitments and Contingent Liabilities

The Company as of this date is unaware of any contingencies.

The accompanying notes to financial statements are an integral part of this report.